NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 07, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on March 27, 2023; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on March 27, 2023. Northern Genesis Acquisition Corp. III announced that, since the Company will not consummate an initial business combination within the time period required by its amended and restated certificate of incorporation, each share of Common Stock will be redeemed for approximately $10.15. The Redemption Amount will be payable to the holders of the Common Stock upon presentation of their respective share or unit certificates. There will be no redemption rights or liquidating distributions with respect to the Company's warrants. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading prior to market open on March 27, 2023.